

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2022

Barry Anderson
Chief Executive Officer
Data Knights Acquisition Corp.
Unit G6, Frome Business Park, Manor Road
Frome, United Kingdom, BA11 4FN

> **Re: Data Knights Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 14, 2022**
> **File No. 001-40386**

Dear Barry Anderson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Larry Shackelford, Esq.